UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:  811-09281

2.   State Identification Number:

3.   Exact name of investment company as specified in registration statement:

     HILLIARD LYONS RESEARCH TRUST

4. Address of principal executive office (number, street, city, state, Zip code):

     HILLIARD LYONS CENTER
     501 SOUTH FOURTH STREET
     LOUISVILLE, KY   40202


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                          EXHIBIT INDEX
EXHIBIT A:
  Independent Accountant and Management Assertion letters for
  Period ending 2/28/2001

EXHIBIT B:
  Independent Accountant and Management Assertion letters for
  Period ending 6/29/2001

EXHIBIT C:
  Independent Accountant and Management Assertion letters for
  Period ending 9/28/2001

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

EXHIBIT A:
                Report of Independent Accountants

Board of Trustees of Hilliard Lyons Research Trust - Senbanc Fund
Wilmington, Delaware

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Rule 17f-2 of the Investment Company Act of 1940, that Hilliard Lyons Research Trust - Senbanc Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of February 28, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2001, and with respect to agreement of security purchases and sales, for the period from December 29, 2000 (the date of our last examination) through February 28, 2001:

* Confirmation of all securities held in book entry form at the Depository Trust Company

* Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees or transfer agents

* Reconciliation of all such securities to the books and records of the Fund and the Custodian

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records

* Agreement of 3 security purchases and 2 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that that Hilliard Lyons Research Trust - Senbanc Fund complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2001, with respect to securities reflected in the investment account of the Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Hilliard Lyons Research Trust - Senbanc Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LLP
Philadelphia, Pennsylvania
June 29, 2001


     Management Statement Regarding Compliance With Rules 17f-2 of
                    the Investment Company Act of 1940

June 29, 2001

We, as members of management of Hilliard Lyons Research Trust - Senbanc Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2001, and from December 29, 2000 through February 28, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2001, and from December 29, 2000 through February 28, 2001, with respect to securities reflected in the investment account of the Fund.

/s/ Pat A. Colletti
Pat A. Colletti, Assistant Secretary

/s/ Joseph C. Curry Jr.
Joseph C. Curry Jr., Treasurer



EXHIBIT B:
                 Report of Independent Accountants

Board of Trustees of Hilliard Lyons Research Trust - Senbanc Fund
Wilmington, Delaware

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Rule 17f-2 of the Investment Company Act of 1940, that Hilliard Lyons Research Trust - Senbanc Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of
June 29, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 29, 2001, and with respect to agreement of security purchases and sales, for the period from February 28, 2001 (the date of our last examination) through June 29, 2001:

* Confirmation of all securities held in book entry form at the Depository Trust Company

* Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees or transfer agents

* Reconciliation of all such securities to the books and records of the Fund and the Custodian

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records

* Agreement of 3 security purchases and 2 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that that Hilliard Lyons Research Trust - Senbanc Fund complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 29, 2001, with respect to securities reflected in the investment account of the Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Hilliard Lyons Research Trust - Senbanc Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LLP
Philadelphia, Pennsylvania
August 31, 2001




   Management Statement Regarding Compliance With Rules 17f-2 of
                 the Investment Company Act of 1940

August 31, 2001

We, as members of management of Hilliard Lyons Research Trust - Senbanc Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 29, 2001, and from February 28, 2001 through June 29, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 29, 2001, and from February 28, 2001 through June 29, 2001, with respect to securities reflected in the investment account of the Fund.

/s/ Pat A. Colletti
Pat A. Colletti, Assistant Secretary

/s/ Joseph C. Curry Jr.
Joseph C. Curry Jr., Treasurer



EXHIBIT C:
               Report of Independent Accountants

Board of Trustees of Hilliard Lyons Research Trust - Senbanc Fund
Wilmington, Delaware

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Rule 17f-2 of the Investment Company Act of 1940, that Hilliard Lyons Research Trust - Senbanc Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 28, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 28, 2001, and with respect to agreement of security purchases and sales, for the period from June 29, 2001 (the date of our last examination) through September 28, 2001:

* Confirmation of all securities held in book entry form at the Depository Trust Company

* Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees or transfer agents

* Reconciliation of all such securities to the books and records of the Fund and the Custodian

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records

* Agreement of 3 security purchases and 2 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that that Hilliard Lyons Research Trust - Senbanc Fund complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 2001, with respect to securities reflected in the investment account of the Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Hilliard Lyons Research Trust - Senbanc Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LLP
Philadelphia, Pennsylvania
October 22, 2001



    Management Statement Regarding Compliance With Rules 17f-2 of
                  the Investment Company Act of 1940

October 22, 2001

We, as members of management of Hilliard Lyons Research Trust - Senbanc Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 28, 2001, and from June 29, 2001 through September 28, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
September 28, 2001, and from June 29, 2001 through September
28, 2001, with respect to securities reflected in the investment account of the Fund.

/s/ Pat A. Colletti
Pat A. Colletti, Assistant Secretary

/s/ Joseph C. Curry Jr.
Joseph C. Curry Jr., Treasurer